EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS

SEC FILE NUMBER

OATH OR AFFIRMATION

I, Joshua Schwartz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of East Wind Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Partner

[signature]

Notary Public

STEPHANA THOMAS
Notary Public - State of New York
NO. 01TH0008591
Qualified in Kings County
My Commission Expires May 24, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024
TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of East Wind Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of East Wind Securities, LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of East Wind Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of East Wind Securities, LLC's management. Our responsibility is to express an opinion on East Wind Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to East Wind Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as East Wind Securities, LLC's auditor since 2017.

Adeptus Partners, LLC

Jericho, New York
February 27, 2025

EAST WIND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets

Cash	$	76,419
Accounts receivable, net of allowance for credit losses of $693,350		667,249
Prepaid expenses and other assets		8,788
Total assets	$	752,456

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	480,557
Total liabilities		480,557
Member's equity		271,899
Total liabilities and member's equity	$	752,456

The accompanying notes are an integral part of this financial statement.

NOTE 1 - NATURE OF BUSINESS

Organization
East Wind Securities, LLC (the "Company"), was formed in New York in April 2008. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company principally provides financial advisory services to both US and foreign based companies, including mergers and acquisition-related services. The Company also acts as placement agent for equity and debt private placements on behalf of its clients.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying statement of financial condition is presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Reference to "ASC" hereafter refers to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the authoritative source of U.S. GAAP.

Use of Estimates
The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2024, the Company's cash accounts did not exceed such insurance limits. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2024.

Income Taxes
The Company is a single-member limited liability company that is treated as a disregarded entity for income tax purposes, and accordingly no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member. The Company's tax preparers reviewed the Company's tax position and the results from the operations and as a result of this review, the Company has determined there were no uncertain tax positions. The determination is subject to ongoing reevaluation based on facts and circumstances. The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years prior to 2021.

Segment Reporting

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for fiscal years beginning after December 15, 2023. Additional disclosures required by ASC 280 are provided in Note 6 – Segment Reporting.

NOTE 3 – ACCOUNTS RECEIVABLE AND RELATED CREDIT LOSSES

The Company follows Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("CECL"). For short-term accounts receivable, CECL requires an entity to estimate the credit losses expected to be incurred over the life of a financial asset based on historical experience, current conditions, and reasonable and supportable forecasted information. The Company then records the estimated expected credit losses using an allowance for credit losses, which is presented as a reduction to accounts receivable on the statement of financial condition. Subsequent changes in the estimated expected credit losses are reported in the respective period's earnings. Receivables are written off when they are determined to be uncollectible. As of January 1, 2024, accounts receivable was $370,459 before the allowance for credit losses, and as of December 31, 2024, there were accounts receivable of $1,360,599 before the allowance for credit losses.

At January 1, 2024, the allowance for credit losses was $223,350. At December 31, 2024, the allowance for credit losses was $693,350.

NOTE 4 – RELATED PARTY TRANSACTIONS

Expense Sharing Agreement
The Company has an expense sharing agreement ("the Agreement") with East Wind Advisors, LLC ("EWA"), a New York limited liability company that is related by common ownership. Under the Agreement, the Company pays EWA monthly for rent and related expenses and certain other professional and operating expenses. The Agreement is reviewed no less than annually, and changes to allocated expenses, if any are updated accordingly.

As of December 31, 2024, the Company had fully paid EWA for expenses incurred under the Agreement.

Profit-Sharing
EWA has a profit-sharing plan for its employees. On an annual basis, EWA performs an analysis to determine if any profit sharing is due to its employees. Once calculated, a portion of the profit-sharing amount may be allocated to the Company. No amount was due to EWA as of December 31, 2024.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2024, the Company's net capital was $34,412, which exceeded requirements by $2,375. The ratio of aggregate indebtedness to net capital was 14 to 1 at December 31, 2024, which resulted in the Company notifying to its regulators that its net capital was in "early warning", as net capital was approaching the maximum allowable ratio of 15 to 1. On January 2, 2025, the Company received payment for an outstanding receivable which lowered the Company's aggregate indebtedness and increased its net capital, reducing the ratio and alleviating the early warning status.

NOTE 6 – SEGMENT REPORTING

As indicated in Note 1, the Company provides financial advisory services to both US and foreign based companies, including mergers and acquisition-related services. The Company also acts as placement agent for equity and debt private placements on behalf of its clients. The Company's operations constitute a single operating segment and, therefore, a single reportable segment as defined by Accounting Standards Codification 280, as it conducts its business activities and reports financial results using information of the Company as a whole. The Managing Partner of the Company serves as Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through the date that these financial statements were available to be issued on February 27, 2025. Except for the Company alleviating its early warning status related to its net capital requirements, as discussed in Note 5, there were no subsequent events requiring disclosure.